Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	2010	2009	2008	2007	2006
Earnings from continuing operations before taxes	$717.7	$671.5	$552.7	$579.4	$396.8
Add (Deduct):
Fixed charges	18.4	17.5	17.4	16.6	21.8
Undistributed earnings of equity investments	(3.6)	(2.3)	(1.9)	(0.7)	(0.2)

Earnings available for fixed charges	$732.5	$686.7	$568.2	$595.3	$418.4

Fixed charges:
Interest, including amounts capitalized(1)	$12.7	$11.8	$12.1	$11.9	$16.9
Proportion of rent expense deemed to represent interest factor	5.7	5.7	5.3	4.7	4.9

Fixed charges	$18.4	$17.5	$17.4	$16.6	$21.8

Ratio of earnings to fixed charges	39.81	39.24	32.66	35.86	19.19

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.

Exhibit 12.1